October 31, 2019

Evangelos J. Pistiolis
Chief Executive Officer
TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str
15124 Maroussi, Greece

       Re: TOP SHIPS INC.
           Registration Statement on Form F-3
           Filed October 21, 2019
           File No. 333-234281

Dear Mr. Pistiolis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Gary Wolfe